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                                                                       EXHIBIT 8

                             INTERCREDITOR AGREEMENT

         This Intercreditor Agreement ("Agreement") dated as of June 13, 2003, is made and entered into by and between Laurus Master Fund, Ltd., a Cayman Islands corporation ("Laurus"), and L.F. Global Holdings, LLC, a California limited liability company ("LF") (together, the "Purchaser"), to determine the parties' respective rights, remedies and interests with respect to ImageWare Systems, Inc., a California corporation ("Company").

                                    RECITALS

         A. Under this Agreement, the parties intend to clarify their respective rights in connection with the purchase of the Promissory Note (defined below) and LF's advance of additional working capital to the Company.

         B. As of June 6, 2003, the Company is indebted to Perseus 2000, L.L.C., a Delaware limited liability company ("Perseus") or assignee ("Lender") in the amount of $3,066,504, with daily accrual of interest of $1,111.42 (collectively "Existing Debt").

         C. Such Existing Debt is evidenced by: (i) a Note and Warrant Purchase Agreement entered into between Company and Lender and dated as of May 22, 2002; (ii) Pledge and Security Agreement entered into between Company and Lender and dated as of May 22, 2002; (iii) Registration Rights Agreement entered into between Company and Lender and dated as of May 22, 2002; (iv) Senior Secured Convertible Promissory Note in the original amount of $2,000,000.00 entered into between Company and Lender and dated as of May 22, 2002; and (v) Demand Promissory Note in the original amount of $500,000.00 entered into between the Company and Lender and dated as of September 23, 2002 (collectively "Promissory Note"). The Promissory Note is specifically exclusive of that certain Warrant to Purchase Common Stock issued in favor of Lender by Company and dated as of May 22, 2002, which warrant shall be retained by Perseus.

         D. Collateral for the Promissory Note consists of all collateral described in: (i) the Pledge and Security Agreement entered into between Company and Perseus dated as of May 22, 2002; and (ii) the Pledge and Security Agreement entered into between ImageWare Systems ID Group, Inc., a Delaware corporation, and Perseus dated as of May 22, 2002 (collectively "Collateral").

         E. The Purchaser will purchase the Existing Debt represented by the Promissory Note from Lender at Closing (defined below) in consideration of the payment of $3,063,170.05 in good funds plus per diem interest accruing on the Promissory Note after June 3, 2003 until the date of Closing (defined below) to Perseus, and shall cause the Company concurrently therewith to retire the Promissory Note and issue the Laurus Note (defined below) and the LF Note (defined below), which collectively shall constitute the Recast Promissory Note (defined below).

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         F.       Concurrent with the closing of the purchase of the Promissory
Note by Purchaser, LF shall advance Company the sum of approximately $1,088,000 to pay costs associated with this transaction and as additional working capital ("Additional Advance"). The Additional Advance shall be included by the Company within the principal balance of the LF Note (defined below). The proceeds of the Additional Advance shall be used by Company to (i) pay costs associated with this transaction; and (ii) for general ongoing working capital for the Company.

         G. For purposes of this Agreement, the Closing Date shall be the date on which the parties execute and deliver their agreement and concurrently close the purchase of the Promissory Note and contribute the Additional Advance ("Closing").

         H. At Closing Laurus will be obligated to fund an amount equal to $1,500,000.00 ("Initial Laurus Investment"). Such Initial Laurus Investment will be funded at Closing by wire transfer to Perseus as partial payment for the purchase of the Promissory Note, which Initial Laurus Investment shall be evidenced by the Laurus Note (defined below).

         I. At Closing LF will be obligated to fund an amount equal to $2,650,000.00 ("Initial LF Investment"). Such Initial LF Investment will be funded at Closing by wire transfer to: (i) Perseus as partial payment for the purchase of the Promissory Note; and (ii) the balance to Company which Initial LF Investment shall be evidenced by the LF Note (defined below).

         J. Concurrent with Closing LF will cause the Company to: (1) pay Laurus a closing fee in cash in an amount equal to four percent (4.0%) of the Initial Laurus Investment ("Closing Fee"), and (2) pay LF a closing fee in an amount equal to four percent (4.0%) of the Initial LF Investment through an increase in the principal amount of the LF Note (as defined below) or paid in-kind by delivery of a separate note ("LF Closing Fee Note").

         K. All closing costs of Purchaser to a maximum of $25,000.00 shall be reimbursed Purchaser by Company upon request and presentation of invoices from third party service providers for costs incurred by Purchaser, which if less than all such costs incurred shall be divided pro rata between LF and Laurus. Company will be responsible for its own closing costs.

                                    AGREEMENT

         NOW, THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, Laurus and LF hereby agree as follows:

         1. LF Subordination. The Initial LF Investment as evidenced by the LF Note (defined below) and Closing Fee Note will be subordinate to the Initial Laurus Investment as evidenced by the Laurus Note (defined below), such that in the event of any liquidation of Collateral or retirement of the Promissory Note, the Initial Laurus Investment together with pro rata accrued but unpaid interest due Laurus pursuant to the Laurus Note (defined below) will be returned to Laurus prior to distributions to LF on account of any liquidation of Collateral or retirement of the LF Note (defined below) and Closing Fee Note ("LF Subordination").

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         Such LF Subordination shall be evidenced by this Agreement between LF and Laurus, which Agreement and LF Subordination shall remain in effect for so long as the Laurus Note (defined below) is outstanding.

         2. Laurus Call Right. Laurus shall have the right and option (but not the obligation) to purchase the Initial LF Investment, including the LF Closing Fee Note and any interest paid in-kind up to close of business on July 11, 2003 ("Call Right"). Such Call Right, if exercised, shall be in consideration of payment by Laurus to LF prior to close of business on July 11, 2003 of:

                  2.1 an amount in cash equal to the unpaid principal amount of the LF Note, together with pro rata accrued but unpaid interest (including any interest paid in-kind) due LF pursuant to the LF Note (defined below); and

                  2.2 a distribution by LF to Laurus of the Purchaser Warrants (defined below) issued to LF, which exceed 800,000 Purchaser Warrants which are to be retained by LF.

         3.       Promissory Note Recast.

                  3.1 Concurrent with Closing, LF on behalf of Purchaser shall use its best efforts to cause the Company to:

                           3.1.1    Cause the Promissory Note to be amended and
restated such that two serial notes in the total combined amount of the Initial LF Investment ("LF Note") and the Initial Laurus Investment ("Laurus Note") are issued on identical terms to the Promissory Note, except as noted herein, each serial note being issued respectively in favor of LF and Laurus in the original principal amount of their respective initial investments, which recast promissory notes when issued by the Company will amend, restate and replace the Promissory Note (collectively "Recast Promissory Note");

                           3.1.2    Allow all of the interest owing LF and
Laurus on the LF Note and Laurus Note through December 31, 2003, at the option of LF, to be converted from a cash obligation of Company to a payment-in-kind obligation of Company as provided for in the Recast Promissory Note (it being expressly understood that all interest owing Laurus on the Laurus Note shall always be payable to Laurus monthly in cash after December 31, 2003 even if LF elects thereafter to continue to allow for payment-in-kind interest on the LF
Note);

                           3.1.3    Cause, no later than ninety (90) days
following Closing, all shares which may be issued in connection with the Promissory Note, including Purchaser's Warrants, pursuant to the Registration Rights Agreement entered into between Company and Lender and dated as of May 22, 2002 to be registered and declared effective by the Securities and Exchange Commission;

                           3.1.4    Extend the maturity date of the Promissory
Note until May 22, 2005;

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                           3.1.5    Limit the amount of permitted borrowings by
Company's German subsidiary to an amount no greater than that outstanding as of the date of Closing;

                           3.1.6    Provide (to the extent not so provided in
the Promissory Note) "full ratchet" anti-dilution protection to Purchaser in the Notes and Purchaser's Warrants;

                           3.1.7    Allow for all amounts outstanding under the
Laurus Note and/or the LF Note to be convertible into shares of Company's common stock at $2.11 per share; and

                           3.1.8    Increase the number of seats on Company's
Board of Directors which can be filled by Purchaser from one, as currently set forth in the Promissory Note, to three (collectively "Promissory Note Recast").

                  3.2 Concurrent with the Promissory Note Recast, LF will use its best efforts to cause the Company to:

                           3.2.1    Issue in favor of Purchaser warrants to
purchase 1,600,000 shares of common stock of Company at a strike price of $2.11 and for a term of six (6) years and otherwise containing reasonable and customary terms ("Purchaser's Warrants");

                           3.2.2    Elect to Company's Board of Directors Milton
Lohr, Dr. Kenneth Widder, and James Chadwick as Purchaser's representatives; and

                           3.2.3    Take such good faith actions as are
reasonably required to secure the consent of Company's shareholders required to effectuate this transaction, if any, at Company's next annual meeting and to include within its proxy materials a solicitation of the same at Company's expense and at such other times as may be required.

         4.        Profit Distributions.

                  4.1 In the event that Laurus does not exercise the Call Right, profits, if any from the joint conversion in full of the Recast Promissory Note into common shares of Company's stock and exercise in full of Purchaser's Warrants, shall be divided between LF and Laurus on the following basis: profits (exclusive of accrued but unpaid interest as provided for in the Recast Promissory Note), if any, shall be distributed to Laurus in an amount equal to Laurus' pro rata share exclusive of profits, if any, which may be attributable to interest due Laurus pursuant to the Laurus Note and the Closing Fee due Laurus as well as interest or the LF Closing Fee Note due LF, which interest and/or LF Closing Fee Note was, at the option of LF, paid to LF either in cash or as payment-in-kind (such interest and/or securities flowing therefrom being the exclusive property of LF) less twenty-five percent (25%), with the balance of profits (exclusive of accrued but unpaid interest as provided for in the Recast Promissory Note), if any, distributed to LF.

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         By way of example, if Laurus invested $1.5 million and LF invested
$2.65 million, profits of $3.0 million (after return of capital to both LF and Laurus) would be distributed $813,253.01 to Laurus and $2,186,746.99 to LF.

                  4.2 In the event that Laurus: (i) does not exercise the Call Right, and (ii) exercises its conversion rights under the Laurus Note independent and in advance of LF exercising any of its conversion rights under the LF Note, twenty-five percent (25%) of the profits, if any, from the conversion of the Laurus Note into common shares of Company's stock and exercise of Purchaser's Warrants, shall be paid by Laurus to LF as follows: on the date on which Laurus has fully recovered the Laurus Initial Investment together with accrued but unpaid interest to the date of conversion, it will transfer into trust for the benefit of LF twenty-five percent (25%) of its then remaining shares of Company's common stock, or cash profits as applicable, the profits from the sale of which shall be held in trust for LF by Laurus ("LF Escrow") for a period of up to eighteen (18) months ("LF Tail Period") for the benefit of LF.

         If by the termination of the LF Tail Period, LF has still not converted the LF Note and liquidated its as converted Company common stock, the funds held in the LF Escrow will be released by Laurus to LF and neither LF nor Laurus will have any additional obligation to the other. If during the LF Tail Period LF does convert any portion of the LF Note and has liquidated its as converted Company common stock, then in that event Laurus shall be entitled to retain all amounts in the LF Escrow, if the profits attributable to LF (exclusive of accrued interest) from the as converted LF Note on a pro rata basis exceed one hundred and twenty-five percent (125%) of the profits realized by Laurus. If the profits realized by LF from the as converted LF Note on an as converted basis during the LF Tail Period are less than one hundred and twenty-five percent (125%) of the profits realized by Laurus, Laurus shall immediately distribute to LF the amounts in the LF Escrow.

         5. Conversion Stand-Off. Notwithstanding the foregoing, if Laurus shall exercise the Call Right then Laurus shall be entitled to retain one-hundred percent (100%) of all proceeds from the conversion and sale of the Recast Promissory Note and all of Laurus' portion of Purchasers Warrants

                  5.1 Laurus agrees that it will not exercise its conversion rights under the Laurus Note before February 28, 2004 so long as: (i) LF agrees not to exercise its conversion rights under the LF Note during the same period, and (ii) the holder of the existing $600,000.00 convertible debt of the Company has not converted such into common stock of the Company.

                  5.2 After February 28, 2004, or if: (i) LF exercises its conversion rights prior to that date, or (ii) the holder of the existing $600,000.00 convertible debt of the Company has exercised its conversion rights prior to that date, Laurus may elect to convert the Laurus Note on sixty (60) days prior written notice to LF during which time LF will have the right to purchase the Laurus Note on terms agreed to by LF and Laurus, and sell the shares underlying the conversion of the Laurus Note (absent a purchase of the Laurus Note by LF during such sixty (60) day period) independent of LF, but subject to the Profit Distributions section of this

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Agreement. In such event, and provided LF has not converted the LF Note into common shares of the Company, Laurus shall be free to liquidate its as converted shares into the market while, to the extent possible, attempting to maintain an orderly market in the Company's shares.

         6. Optional Advances to Company. Following closing, each of Laurus and LF may elect to advance additional amounts to Company as provided for in the Laurus Note and LF Note, respectively. To the extent that Laurus has exercised the Call Right, LF will be obligated to advance Company in a single or series of advances, up to the first $1,500,000.00 ("Additional Initial Advance") subject to Laurus' right of first refusal to participate equally in such Additional Initial Advance. To the extent that Laurus does not exercise the Call Right it will have no obligation to participate in any additional advances LF may decide in its sole discretion to make to Company pursuant to the terms of the Recast Promissory Note. Such Additional Initial Advance, if any, shall be recoverable from an event of liquidation of Collateral or retirement of the Laurus Note on a pari passu basis with other amounts then owing under the Laurus Note and shall not be subject to the LF Subordination. Profits, if any, attributable to the Additional Initial Advance, if any, shall be divided pro rata between LF and Laurus in proportion to the amount, if any, contributed by each to the Additional Initial Advance.

         7. Investment Decisions. Unless Laurus shall have exercised the Call Right, and for so long as the Laurus Promissory Note is not in default past any applicable cure periods, if any, LF shall make all non-economic decisions regarding the Recast Promissory Note on behalf of Purchaser, and be entitled to vote all shares of Company's common stock held by Purchaser (collectively "Investment Decisions"). In the event that the Laurus Note is in default past any applicable cure periods, and for so long as such uncured default continues, LF shall relinquish its right to make the Investment Decisions, and such decisions regarding the Recast Promissory Note shall be made jointly by LF and Laurus. Each party agrees that it will not take unilateral action to enforce the Recast Promissory Note or any document securing the Recast Promissory Note without the consent and agreement of the other party; provided, if after reasonable efforts have been made by a party to reach agreement and no agreement has been reached, either party, provided such party is not in default under this Agreement, may unilaterally take reasonable actions to enforce the Recast Promissory Note held by such party and any document securing such note after having provided the other party with thirty (30) days prior written notice of the action to be taken. Provided reasonable steps are taken to give the other party advance notice, no advance notice shall be required if immediate action is reasonably necessary to preserve the value of any collateral or the ability to foreclose on such collateral.

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         8.       LF Default Call Option.

                  8.1 In the event that the Call Right is not exercised, LF shall have a right and option to purchase the Initial Laurus Investment at any time that in the joint good faith opinion of LF and Laurus, either:

                           8.1.1    The Recast Promissory Note is in material
default past any applicable cure periods such that the principal balance then owed pursuant to the Recast Promissory Note is in jeopardy of not being repaid;

                           8.1.2    The Company has either through its actions,
or those of third-party creditors, been placed in either a voluntary or involuntary bankruptcy proceeding; or

                  8.1.3 The Company is known to LF to be taking such actions as can be reasonably viewed as preparatory for a bankruptcy filing ("LF Default Call Option").

                  8.2 Such LF Default Call Option if exercised shall be in consideration of payment by LF to Laurus of:

                           8.2.1    An amount in cash equal to the Initial
Laurus Investment together with pro rata accrued but unpaid interest due Laurus pursuant to the Laurus Note;

                           8.2.2    The pro rata prepayment privilege payment
then due under the Laurus Note; and

                           8.2.3    Laurus shall distribute to LF of fifty
percent (50%) of Purchaser's Warrants issued to Laurus.

         9. Right of First Refusal to Purchase As Converted Shares. LF shall be granted the right of first refusal to purchase any shares of Company's common stock which Laurus may own as a result of a conversion of all or a portion of the Laurus Note or exercise of Laurus' interest in Purchaser's Warrants if such sale involves a block of Company's stock in excess of 50,000 shares. Such right of first refusal shall be afforded LF by way of private purchase on twenty-four (24) hours notice from Laurus.

         10. Additional Remedies. If either party violates any of the terms of this Agreement, in addition to any remedies in law, equity or otherwise, the non-violating party may restrain such violation in any court of law and may interpose this Agreement as a defense in any action by the violating party.

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         11.      Waivers. No waiver shall be deemed to be made by Laurus or LF of any of their respective rights hereunder unless it is in writing and signed by the waiving party. Each such waiver shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the waiving party or the obligations of the other party to the waiving party in any other respect at any other time.

         12. Third Party Beneficiaries. This Agreement is solely for the benefit of Laurus, LF and their respective successors and assigns, and neither Company nor any other persons or entities are intended to be third party beneficiaries hereunder or to have any right, benefit, priority or interest under, or because of the existence of, or to have any right to enforce, this Agreement. Laurus and LF shall have the right to modify or terminate this Agreement at any time without notice to or approval of Company or any other person or entity.

         13. Notices. For the purposes of this Agreement, written notices shall be sent by U.S. certified mail, return receipt requested, postage prepaid; or by personal delivery; or by facsimile confirmed by the recipient; and addressed to the notified party at its address set forth below its signature line, or such other address specified by the party with like notice. Notices shall be deemed received three (3) business days after deposit in the U.S. mail, if sent by first class mail; upon the date set forth in the return receipt, if by certified mail; on the day of confirmation of delivery by the recipient, if by facsimile; or on the day of transmittal by personal delivery.

         14. Costs and Attorneys' Fees. In the event that any party hereto shall institute any litigation or other proceeding arising out of or relating to this Agreement, the prevailing party therein shall be entitled to recover its reasonable attorney's fees and costs incurred in connection therewith.

         15. Mediation/Arbitration. The parties mutually agree that any claim or controversy arising out of or relating to this Agreement shall be resolved by first submitting to mediation under the rules of the American Arbitration Association, and should a resolution not be reached, by submitting to binding arbitration administered by the American Arbitration Association in accordance with its Arbitration Rules in San Diego, California and shall be governed by the laws of the State of California, including, but not limited to, California Code of Civil Procedure Section 1283.05 relating to depositions and discovery, and judgment on the award rendered by the arbitrator(s) may be entered in any court in San Diego County having jurisdiction thereof. The arbitrator shall have the authority to order such discovery, by way of deposition, interrogatory, document production, or otherwise, as the arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration.

         16. Governing Law. This Agreement has been delivered and accepted at and shall be deemed to have been made in the State of New York, and shall be interpreted, and the rights and liabilities of the parties hereto determined, in accordance with the internal laws of the State of New York.

         17. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties' respective successors and assigns, subject to the provisions hereof.

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         18.      Integrated Agreement. This Agreement sets forth the entire understanding of the parties with respect to the within matters and may not be modified or amended except upon a writing signed by all parties.

         19. Authority. Each of the signatories hereto certifies that such party has all necessary authority to execute this Agreement.

         20. Counterparts. This Agreement may be executed in one or more counterparts, each one of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

                         (Signatures on following page)

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         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

"LAURUS"

Laurus Master Fund, Ltd.,
a Cayman Islands Corporation

By: ______________________________________
Name:  ___________________________________
Title:  ___________________________________

Address for notices: 152 West 57th Street
                     Fourth Floor
                     New York, NY 10019
                     Facsimile: (212) 541-4434
                     Attention: John E. Tucker, Esq.

"LF"

L.F. Global Holdings, LLC,
a California limited liability company

By: ____________________________________
Name:  Marvin Friedman
Title: Managing Member

Address for notices:  12230 El Camino Real, Suite 220
                      San Diego, CA 92130
                      Facsimile:  (858) 509-8830
                      Attention: Marvin Friedman

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                                 ACKNOWLEDGMENT

         ImageWare Systems, Inc., a California corporation, the Borrower referred to in the foregoing Purchase and Sale Agreement (the "Agreement"), acknowledges that it has received a copy of the Agreement and consents to it

Dated: June 13, 2003

IMAGEWARE SYSTEMS, INC.,
A California Corporation

By:  ______________________________
Name: S. James Miller, Jr.
Title: Chairman & Chief Executive Officer

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